Graubard Miller

The Chrysler Building

405 Lexington Avenue

NEW YORK, N.Y. 10174-1901

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8610
email address
bross@graubard.com

February 8, 2007

VIA FEDERAL EXPRESS

Michele M. Anderson, Esq.

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	KBL Healthcare Acquisition Corp. II

Revised Preliminary Proxy Statement on Schedule 14A

Filed December 12, 2006

File No.: 0-51228

Dear Ms. Anderson:

On behalf of KBL Healthcare Acquisition Corp. II (“Company” or “KBL”), we respond as follows to the Staff’s comment letter, dated February 7, 2007, relating to the above-captioned Proxy Statement. Captions and page references in our responses contained herein correspond to those set forth in the attached revised pages of the Proxy Statement, as marked to show changes from Amendment No. 2 to the original filing of the Proxy Statement. We are also delivering a courtesy copy of such pages to William Bennett, Esq. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

KBL’s Board of Directors’ Reasons for Approval of the Acquisition, page 37

1.	We note your revisions to the maximum consideration payable on page 35 ($67,204,168) and page 38 ($77.25 million including the $10.1 million of assumed debt) in response to prior comment four in our letter dated January 24. Please include both amounts every time you mention the value of the total maximum consideration in the document, including under “Acquisition Consideration” in the summary on page 1.

We have revised pages 1, 35 and 38 to provide conformed information to the reader and the two values noted in the Staff’s comment above.

Securities and Exchange Commission

February 8, 2007

On pages 1 and 35 we have noted the value of the maximum consideration payable by KBL based on the shares and cash to be issued or issuable on a contingent basis (“Value without Debt”) and such value when giving effect to KBL’s assumption of Summer’s net debt (“Value with Debt”). The Value without Debt and Value with Debt numbers are given in two forms – the first, based on information available to KBL at the time of signing of the agreement (i.e. stock price on date of signing, plus $8.50 contingent share price, plus Summer’s net debt as of June 30, 2006, the last completed quarter prior to signing of acquisition agreement for which information was available) and the second. Based on information available to KBL as of the record date (i.e., stock price as of that date, the same $8.50 contingent share price, plus Summer’s net debt as of September 30, 2006, the last completed quarter prior to the record date for which information was available).

On page 38, we gave the Value without Debt and Value with Debt with respect to the information available known to board at time of its analysis (i.e. same information available prior to signing of the acquisition agreement).

2.	Your revisions in response to prior comment four indicate that the board calculated Summer’s valuation based on projected 2007 net sales figures to arrive at $93.2 million. Please explain why the board did not discount this amount back to present value using Summer’s cost of equity of 22%.

The disclosure on page 38 has been modified to revise the description of KBL’s determination of valuation and to properly note the application of present value discounts to KBL’s valuation of Summer’s future sales and future consideration payments.

3.	We reissue prior comment five. Elaborate on the discussion the parties held regarding “Summer’s high-level” expectations for 2008, and ensure that your revisions explain the meaning of “high-level” and are more specific than “continued rapid growth in net sales and continued improvement in profit margins.” It is unclear whether the discussion among the parties about Summer’s expectation for 2008 differed in any way from the assumptions provided to Capitalink and disclosed on page 37.

KBL received from Summer the same information regarding Summer’s assumption/expectations with respect to 2008 that Capitalink received. This information may not be aptly described as high level and such verbiage has been deleted on page 37. Disclosure has been added to page 37 to clarify that the information given to both Capitalink and KBL with respect to Summer’s assumptions with respect to 2008 was the same. Disclosure on page 42 and 44 has been modified to conform with the foregoing changes.

4.

It appears to us that the board reviewed both comparable transactions and comparable public company data in arriving at its valuation. See page 38. The valuation metric you are using (1.35 times sales), whoever, appears to have been derived only from the comparable public company data. Your response to prior comment six suggests that

Securities and Exchange Commission

February 8, 2007

you are grouping the comparable transaction data and comparable public company data together. If this is the case, we do not understand why you have presented this data separately, although it does appear to us that each set of data provides different information. If you intend to group this data together, please clarify that your analysis did not give different weight to the data, or if it did, explain the weighting.

The 1.35 times sale metric was derived from the median of comparable company valuations and comparable transaction valuations taken as a whole, with equal weighting applied throughout the group. Disclosure on page 38 has been added to specifically note this approach.

Please call the undersigned directly at 212-818-8610 if you need any additional information or if there is anything we can do to expedite Staff review of the proxy statement.

Very truly yours,

Brian L. Ross

BLR:kab
Enclosure

cc:	William Bennett, Esq.

SUMMARY OF THE PROXY STATEMENT

Parties

•	The parties to the acquisition are:

•	KBL Healthcare Acquisition Corp. II (“KBL”),

•	Summer Infant, Inc. (“SII”),

•

Summer Infant Europe, Limited (“SIE”), and Summer Infant Asia, Ltd. (“SIA”), each of which is an affiliate of SII and which are referred to herein collectively with SII as “Summer” or the “Summer Companies,”

•	All of the stockholders of each of the Summer Companies, and

•	SII Acquisition, Inc. (“Merger Sub”), a wholly owned subsidiary of KBL that was formed solely for the purpose of effecting the acquisition as described herein.

See the section entitled “The Acquisition Proposal.”

•

Summer is a privately-owned designer, marketer and distributor of health, safety and wellness products for infants and toddlers in the United States, Europe and Asia. See the section entitled “Business of Summer.”

Acquisition Structure

•	On closing of the acquisition:

•	SII will merge into the Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of KBL and changing its name to “Summer Infant USA, Inc.”

•	The stockholders of SIE and SIA will sell and transfer all of the outstanding capital stock of those companies to KBL, and each such company will become a wholly-owned subsidiary of KBL, and

•

the Merger Sub shall acquire all of the assets and liabilities of Faith Realty, LLC (“Faith Realty”), an entity owned by two of the Summer stockholders, which owns the facilities currently under construction that are intended for use by Summer as its principal offices and facilities.

See the section entitled “The Acquisition Proposal.”

Acquisition Consideration

•

In return for all of their stock in each of SII, SIE and SIA, the stockholders of Summer will receive from KBL an aggregate of 3,916,667 shares of KBL common stock, subject to downward adjustment based upon the net worth of Summer at the closing, and $20,000,000 in cash. The Summer stockholders will be entitled to receive an additional 2,500,000 shares of KBL’s common stock if the market price of KBL’s common stock exceeds certain levels for a prescribed period of time after closing. In addition, the Summer stockholders will be entitled to receive up to an aggregate of $5,000,000 cash in the event Summer’s EBITDA exceeds certain levels in one or more of the fiscal years ending December 31, 2006, 2007 and 2008.

•

Based on last sale price of a share of KBL common stock on September 1, 2006 ($5.35), the date the Acquisition Agreement was signed by the parties, with respect to the shares to be issued at the closing of the acquisition, and assuming all contingent issuances of stock (valued at $8.50 per share) and payments of cash are made, the value of the total maximum consideration that may be given by KBL in the acquisition is approximately $67,204,168 or approximately $77,304,168 giving effect to KBL’s assumption of approximately $10,100,000 of Summer’s net debt (as measured at June 30, 2006). Based on a last sale price of a share of KBL common stock on February 6, 2007, the record date ($5.60), such total maximum consideration is $68,183,335 or approximately $79,864,335 giving effect to KBL’s assumption of approximately $11,681,000 of Summer’s net debt (as measured at September 30, 2006). See the section entitled “The Acquisition Agreement—Acquisition Consideration.”

Post-Closing Ownership of KBL Common stock

•

As a result of the acquisition, and assuming that no KBL stockholder demands that KBL convert its shares to cash as permitted by KBL’s certificate of incorporation, the stockholders of Summer will own approximately 25.9% of the outstanding KBL common stock and the current stockholders of KBL will own approximately 74.1% of the outstanding KBL common stock immediately after the closing of the acquisition. Assuming 19.9% of the outstanding KBL common stock votes against the acquisition and such stock is converted into cash, the existing KBL stockholders will own 69.6% of the outstanding common stock of KBL immediately following the closing. See the section entitled “The Acquisition Agreement—Acquisition Consideration.”

Escrow Agreement

•

At the closing of the acquisition, 1,000,000 of the KBL shares to be issued to the Summer stockholders will be placed in escrow until the later of (a) the date that is sixteen months after the effective time of the acquisition and (b) the thirtieth day after the date that KBL files its Annual Report on Form 10-K for the year ended December 31, 2007, as a fund for the payment of indemnification claims that may be made by KBL as a result of breaches of Summer’s covenants, representations and warranties in the Acquisition Agreement and certain lawsuits to which Summer is a party.

•

At the closing of the acquisition, 391,667 of the KBL shares to be issued to the Summer stockholders will be placed into escrow. If Summer’s net worth (as defined in the Acquisition Agreement) at the closing of the acquisition is less than Summer’s net worth at June 30, 2006, KBL shall be entitled to the return, without limit, of that number of shares of KBL common stock issued to the Summer stockholders equal to the difference in such net worth at both dates divided by $6.00. All or a portion of the 391,667 shares held in escrow will be returned to KBL in the event the foregoing becomes applicable. If the difference between Summer’s net worth at the closing of the acquisition and June 30, 2006 would result in KBL having the right to the return of more than the 391,667 shares held in escrow, the Summer stockholders will be obligated to return directly to KBL such additional shares. See the section entitled “The Acquisition Agreement—Escrow Agreement.”

Other Proposals

•

In addition to voting on the acquisition, the stockholders of KBL will vote on proposals to change its name to Summer Infant Inc., to increase the number of shares of common stock it is authorized to issue from 35,000,000 to 100,000,000, to amend its charter to delete certain provisions that will no longer be operative after the acquisition and to approve the performance equity plan. See the sections entitled “Name Change Amendment Proposal,” “Capitalization Amendment Proposal,” “Article Sixth Amendment Proposal” and “2006 Equity Plan Proposal.”

Lock-Up Agreements

•

All of the stockholders of Summer have agreed not to sell any of the shares of KBL common stock they receive in the acquisition before April 21, 2008. See the section entitled “The Acquisition Agreement—Lock-up Agreements.”

Post-Acquisition Executive Officers and Employment Agreement

•

At the closing of the acquisition Dr. Marlene Krauss, who is currently the chief executive officer of KBL, will become KBL’s chairman of the board of directors. None of KBL’s other current officers or directors

In June 2006, Summer’s stockholders expressed a desire to receive a larger upfront cash payment as part of the acquisition. After subsequent discussion among the parties, it was agreed that the transaction consideration would be changed to $20,000,000 in cash and 3,916,667 shares of KBL common stock. It was determined that this change would result in a change in the composition of the transaction consideration, but would not materially change the overall level of consideration to be paid to the Summer stockholders. It was also determined that the new transaction structure did not materially impact the previously stated goals of providing the Summer stockholders their desired personal financial security, retaining sufficient capital in the company and leaving management with a meaningful equity stake in the business.

Based on the last sale price of a share of KBL common stock on September 1, 2006 ($5.35), the date the Acquisition Agreement was signed by the parties, with respect to the shares to be issued at the closing of the acquisition, and assuming all contingent issuances of stock (valued at $8.50 per share) and payments of cash are made, the value of the total maximum consideration that may be given by KBL in the acquisition is approximately $67,204,168 or approximately $77,304,168 giving effect to KBL’s assumption of approximately $10,100,000 of Summer’s net debt (as measured at June 30, 2006). Based on a last sale price of a share of KBL common stock on February 6, 2007, the record date ($5.60), such total maximum consideration is $68,183,335 or approximately $79,864,335 giving effect to KBL’s assumption of approximately $11,681,000 of Summer’s net debt (as measured at September 30, 2006). See the section entitled “The Acquisition Agreement—Acquisition Consideration.”

Throughout June, July and August 2006, succeeding drafts of the transaction documents were prepared in response to comments and suggestions of the parties and their counsel, with management and counsel for both companies engaging in numerous negotiating sessions. Included in the various transaction documents, in addition to the Acquisition Agreement, were an escrow agreement, voting agreement, lock-up agreements, and employment agreements for Dr. Krauss, Messrs. Macari, Gibree and Driscoll and Ms. Harel.

On June 9, 2006, KBL retained Capitalink to render an opinion that the consideration to be paid in the acquisition is fair to KBL’s stockholders and to opine that the fair market value of Summer is at least 80% of KBL’s net assets.

On August 24, 2006, another meeting of the board of directors of KBL was held. All directors attended, as did, by invitation telephonically, Brian L. Ross, Esq. of Graubard Miller, and representatives of Capitalink. Prior to the meeting, copies of the most recent drafts of the significant transaction documents, in substantially final form, were delivered to all participants. Scott Salpeter and Kathy Welker of Capitalink made a presentation regarding the fairness of the consideration to be paid in the acquisition. Mr. Salpeter advised the board that it was the opinion of Capitalink that the consideration to be paid in the acquisition was fair to KBL’s stockholders from a financial point of view, and that the fair market value of Summer is at least 80% of KBL’s net assets. Mr. Salpeter and Ms. Welker detailed for the board the analysis performed by Capitalink and made a presentation concerning how Capitalink had arrived at its opinion. Mr. Salpeter and Ms. Welker discussed at length with KBL’s board the different analyses used to determine whether the acquisition consideration to be paid by KBL was fair from a financial point of view to KBL’s stockholders, as well as to determine the fair market value of Summer. After considerable review and discussion, the Acquisition Agreement and related documents were unanimously approved, and the board determined to recommend the approval of the acquisition to the stockholders of KBL. For a more detailed description of the Capitalink fairness opinion, see the section entitled “The Acquisition Proposal—Fairness Opinion.”

The Acquisition Agreement was signed on September l, 2006. Immediately thereafter, KBL and Summer issued a joint press release announcing the execution of the Acquisition Agreement and discussing the terms of the Acquisition Agreement, and on September 5, 2006, KBL filed a Current Report on Form 8-K discussing in greater detail the terms of the Acquisition Agreement and Summer’s business.

EBC will receive a cash finder’s fee at the closing of the acquisition equal to one (1%) of the consideration to be paid in the acquisition and Brooks Houghton will receive an investment banking fee at the closing of the acquisition equal to two (2%) of the consideration to be paid in the acquisition.

KBL’s Board of Directors’ Reasons f or Approval of the Acquisition

The final agreed-upon consideration in the Acquisition Agreement was determined by several factors. KBL’s board of directors reviewed various industry and financial data, including certain valuation analyses and metrics compiled by members of KBL’s board, in order to determine that the consideration to be paid to Summer was fair and that the acquisition was in the best interests of KBL’s stockholders.

KBL conducted a due diligence review of Summer that included an industry analysis, a description of Summer’s existing business model, a valuation analysis and financial projections in order to enable the board of directors to ascertain the reasonableness of the consideration. During its negotiations with Summer, KBL did not receive services from any financial advisor, however, the KBL board of directors obtained a fairness opinion from Capitalink prior to approving the Acquisition Agreement.

The KBL board of directors considered a wide variety of factors in connection with its evaluation of the acquisition. In light of the complexity of those factors, the KBL board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the KBL board may have given different weight to different factors.

KBL’s management and board of directors also reviewed Summer’s business plan, historical financial information and financial projections as originally provided to KBL by Brooks Houghton, Summer’s investment banker, in February 2006 and as updated by the company in August 2006. Specifically, KBL reviewed Summer’s historical financial statements for the years 2001 through 2005 and the six month period ended June 30, 2006 (unaudited) and Summer’s projected financial statements for the years 2006 and 2007.

In its February 2006 business plan, Summer was projecting approximately $48 million in net sales for 2006 (a 35% increase from 2005) and approximately $78 million in net sales for 2007 (a 62% increase from 2006). The increase in net sales was assumed to result primarily from continued organic growth in 2006 and from a combination of organic growth and acquisitions in 2007. Summer was projecting approximately $5 million of EBITDA (11% of net sales) in 2006 and $10 million (13% of net sales) in 2007. The projected increase in EBITDA was driven primarily by the projected increase in net sales, but EBITDA margins were also projected to expand as selling, general and administrative and research and development expenses were forecast to decrease as a percentage of sales as some of these fixed costs were spread across a larger base of net sales. These projections were used as a basis for the setting the relevant levels of EBITDA required to trigger the contingent payments. Summer did not provide projections beyond 2007.

Summer updated its financial projections in August 2006 based on actual results for the first six months of 2006, revised projections for 2007 net sales based on initial retailer product commitments and updated expense assumptions related to then-current run rates as well as several non-recurring expense items. The incremental expenses included transaction costs related to the KBL acquisition, certain litigation items, the cost of the newly-added soft goods team and costs associated with being a public company in 2007 and beyond, including the hiring of a chief financial officer and the assembly of a board of directors. Since no acquisitions have been identified and there could be no assurance that any would be consummated, KBL asked Summer to provide projections for 2007 that did not include any assumed acquisitions as a conservative base case. Summer provided these updated projections to KBL for its internal analysis and to Capitalink for use in preparing its Fairness Opinion. These projections called for approximately $51 million in net sales for 2006 (a 41% increase from 2005) and $69 million of net sales for 2007 (a 36% increase from 2006). The increase in sales for both years was based on increased sales of existing and new products to existing and new retail customers. EBITDA was projected to be approximately $4 million for 2006 (8% of net sales) and $7 million for 2007 (10% of net sales). The projected increase in EBITDA was driven by the projected increase in net sales and the spreading of fixed selling, general and administrative and research and development costs across a larger sales base. Summer did not provide financial projections for 2008, but did provide assumptions regarding sales growth and profitability that enabled Capitalink to complete the analysis required to render its fairness opinion. The same assumptions provided to Capitalink were provided to KBL and projected net sales growth ranging from 30% to 40% and EBITDA margins ranging from 12% to 15% for 2008. Investors should not place undue reliance upon such projections, as they are not necessarily an indication of what Summer’s revenue and EBITDA will be in the future.

In considering the acquisition, the KBL board of directors gave considerable weight to the following factors:

Summer’s record of growth and expansion and high potential for future growth

Important criteria to KBL’s board of directors in identifying an acquisition target were that the target have established business operations, that it was generating current revenues, and that it had potential to experience rapid growth. KBL’s board of directors believes that Summer has in place the infrastructure for strong business operations and to achieve growth both organically and through accretive strategic acquisitions. The board’s belief in Summer’s growth potential is based in part on Summer’s historical growth rate. Summer has experienced a compounded annual growth rate of more than 200% in net sales from net sales of approximately $412,000 in fiscal 2001 (the year it was purchased by current management) to net sales of approximately $35,535,000 in fiscal 2005 and grew EBITDA from approximately ($346,000) to $2,348,000 over the same period.

The experience of Summer’s management

Another important criteria to KBL’s board of directors in identifying an acquisition target was that the company have a seasoned management team with specialized knowledge of the markets within which it operates and the ability to lead a company in a rapidly changing environment. KBL’s board of directors believes that Summer’s management has significant experience in the juvenile health, safety and wellness products industry, as demonstrated by the background of the members of Summer’s management and Summer’s ability to develop new and profitable products and create and expand distribution channels for its products. KBL confirmed its view of Summer’s management via its due diligence investigation, which included several reference calls to former employers, co-workers, vendors and customers for each key member of the company’s team.

Financial condition and results of operations

Summer’s revenue, operating profit and overall financial performance were reviewed in absolute terms and also in relation to other companies in the juvenile health, safety and wellness products industry. Members of the board viewed such financial information favorably, both in absolute terms and in comparison to other companies. The board believes that Summer’s continued rapid revenue growth, coupled with continued strong operating profit margins, will lead to high operating profits that will reward KBL stockholders.

Valuation

The board considered the value of Summer in relation to its growth potential and found it to be attractive when compared to other companies in its industries. The board reviewed infant health, safety and wellness acquisitions consummated during the preceding 24 months of which it was aware of and for which data was publicly available. It also identified publicly-traded companies whose businesses were most similar to that of Summer. Based on the valuation of these companies, as listed below, the board was able to calculate the expected initial valuation of Summer in the public market. KBL presented certain industry transactions to the board, including the following:

•	Royal Philips Electronics’ acquisition of Avent Holdings, announced in May 2006 at a value of 4.1 times sales and 18.5 times EBITDA

•	3i Group’s acquisition of Mayborn Group, announced in May 2006 at a value of 1.6 times sales and 10.3 times EBITDA

•	The Carlyle Group’s acquisition of Britax Childcare, announced in September 2005 at a value of 1.9 times sales and 11.0 times EBITDA

•	RC2 Corporation’s acquisition of The First Years, announced in June 2004 at a value of 0.9 times sales and 6.9 times EBITDA

KBL also presented certain publicly-traded companies that compete in Summer’s markets to the board, including the following:

•	Carter’s Inc, as of August 2006 was trading at 1.3 times sales and 10.7 times EBITDA

•	Dorel Industries, as of August 2006 was trading at 0.7 times sales and 7.3 times EBITDA

•	RC2 Corporation, as of August 2006 was trading at 1.4 times sales and 6.8 times EBITDA

•	Russ Berrie & Co, as of August 2006 was trading at 1.2 times sales (not profitable, so EBITDA multiple was not meaningful)

The comparable companies valuations and comparable transactions valuations were grouped together and taken as a whole with equal weighting given to each company and transaction alike, resulting in a median valuation of approximately 1.35 times sales and 10.3 times EBITDA. Based on this and management’s and the board’s significant transaction experience, the board determined that 1.35 times sales would be an appropriate multiple to use in valuing Summer. The board decided to use a revenue multiple instead of an EBITDA multiple because it felt that Summer’s current EBITDA margins were not indicative of the company’s profit potential due to its early-stage, rapid growth and certain one-time expenses as noted above. Using this multiple of sales and Summer’s updated projections, the board determined a valuation of Summer of approximately $69.0 million based upon its projected 2006 sales. The board noted that the acquisition of Summer would likely not close until early 2007 and, therefore basing the valuation on 2006 sales would be a conservative approach. The board also applied the 1.35 times sales multiple to the company’s projected 2007 net sales of $69.0 million to calculate a value based on 2007 net sales of approximately $93.2 million and discounted this back to present value using Summer’s cost of equity of 22%, which resulted in a valuation of Summer of approximately $76.4 million. The board also noted that most of the companies it considered as comparable had demonstrated significantly less growth potential than Summer. The board also evaluated this result against its transaction experience and found it to be reasonable.

The board calculated that the valuation of the upfront payments to Summer’s stockholders amounted to approximately $51.3 million, composed of $20.0 million in cash, $21.2 million of KBL common stock (3,916,667 shares at a price of $5.35 per share on September 1, 2006) and $10.1 million of assumed debt (balance on June 30, 2006). The board calculated the additional consideration to be $13.5 million, including approximately $1.0 million based on Summer achieving certain future EBITDA targets and approximately $12.5 million based on KBL’s stock price reaching a certain level. The board’s assumption that only $1.0 million additional cash consideration will be paid is based on the projections provided to the board and on which the board based its valuation of Summer. These projections provide that Summer is not reasonably likely to achieve the necessary EBITDA levels that would trigger its right to receive the contingent cash payments based on EBITDA for the 2007 and 2008 fiscal years. The board did assume that KBL’s stock price will exceed the required level ($8.50 per share) that would trigger the Summer stockholders’ right to receive 2.5 million additional shares of KBL stock in 2009. The future value of the 2.5 million shares was discounted back to present value using Summer’s cost of equity of 22%. Thus, the indicated value of the transaction consideration used in the board’s analysis was $64.8 million, which it noted was less than the $69.0-$76.4 million valuation range for Summer as noted above. Since the value of the payments to the stockholders was significantly below the valuation determined from its comparable company and comparable transaction analysis, the board determined that the negotiated terms were in the best interest of KBL’s stockholders.

Favorable industry dynamics

The board determined that the juvenile health, safety and wellness products industry is desirable for several reasons. In a February 2006 press release, the Juvenile Products Manufacturers Association (“JPMA”) estimated $7 billion in U.S. retail sales in the industry in 2004, up from $4 billion in 1995 and $6 billion in 2000. KBL believes industry growth is driven not only by the underlying birth rate, but by an increasing willingness on the part of new parents to spend larger amounts of money on their children. There is a trend towards couples marrying and having children later in life, when they have greater financial security, and thus greater household disposable income. Organizations including the JPMA, American Academy of Pediatrics, other advocacy groups and independent parenting websites have been emphasizing the importance of child health, safety and wellness. In addition, KBL has noted a strong retailer commitment to this sector as evidenced by the strong performance of dedicated industry retailers such as Babies R Us and Buy Buy Baby as well as public announcements of expanded juvenile offerings by retailers including Wal-Mart, Target and Amazon.com. These trends were also noted in a March 2005 research report from Mintel Consumer Intelligence, a consumer, media and market research firm, on the Baby Durables industry that the board reviewed as part of its analysis. This report was not prepared specifically for KBL and is available for purchase from Mintel Consumer Intelligence.

Competitive position and acceptance of its services

Summer’s reputation in its industry, within its distribution channels and among its end customers was considered by the board to be one of the favorable factors in concluding that its competitive position was strong. As part of its due diligence investigation, KBL visited the annual International JPMA Show, which was held in Orlando, FL in May 2006. At the show, KBL was able to interact with several of Summer’s retail buyer clients in the company’s booth and also had the opportunity to meet with several competitors and other industry players. In addition, KBL conducted phone interviews with several of Summer’s key customers as well as other industry experts, including those who are planning to join KBL’s board of directors at closing. KBL reported to the board that feedback from these sources on the company and its products was very strong.

Costs associated with effecting the business combination

The board determined that the costs associated with effecting the acquisition with Summer would be of the same order of magnitude as would be encountered with most other business combinations. In addition, it was favorably viewed by the board that all of Summer’s management would stay in place to operate the post- acquisition company and that there would therefore be relatively minimal integration issues following the acquisition.

Potential adverse factors considered

The board evaluated several potential adverse factors in its consideration of the acquisition of Summer. These included pending litigation against Summer (see Business of Summer—Legal Proceedings), Summer’s non-compliance with certain terms of its subordinated term loan (see Summer’s Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources). As part of its due diligence investigation, KBL reviewed all of the outstanding and pending litigation against Summer, spoke at length to Summer’s management and attorneys and determined that none of these items were likely to materially impact the company. Several claims were scheduled to be settled in the near-term and the potential damages in the other claims were not significant relative to the size of Summer’s business. In addition, the stockholders of Summer had agreed to indemnify KBL in the Acquisition Agreement for liabilities arising from such litigation. KBL also reviewed all of Summer’s indebtedness, including its relationships with its primary lenders and the fact that it was in breach of certain covenants on its subordinated term loan. It was determined that Summer’s relationships were in good order and that waivers for the covenant violations were likely to be obtained. It was further determined that if waivers were not obtainable, KBL could choose to repay the subordinated term loan after closing without impacting its ability to achieve its business plan.

deposition) arising out of, based upon, or in any way related or attributed to, (i) any breach of a representation, or warranty made by KBL in KBL’s agreement with Capitalink; or (ii) any activities or services performed under that agreement by Capitalink, unless such Losses were the result of the intentional misconduct or gross negligence of Capitalink.

Capitalink made a presentation to KBL’s board of directors on August 24, 2006 and subsequently delivered its written opinion to the board of directors, which stated that, as of August 24, 2006, and based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, (i) the transaction consideration is fair, from a financial point of view, to KBL’s stockholders, and (ii) the fair market value of Summer is at least equal to 80% of KBL’s net assets. The amount of the transaction consideration was determined pursuant to negotiations between KBL and Summer and not pursuant to recommendations of Capitalink. The full text of the written opinion of Capitalink is attached to the proxy statement as Annex E and is incorporated by reference into this proxy statement.

You are urged to read the Capitalink opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Capitalink in rendering its opinion. The summary of the Capitalink opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

The Capitalink opinion is not intended to be and does not constitute a recommendation to you as to how you should vote or proceed with respect to the transaction. Capitalink was not requested to opine as to, and the opinion does not in any manner address, the relative merits of the transaction as compared to any alternative business strategy that might exist for us, KBL’s underlying business decision to proceed with or effect the transaction, and other alternatives to the transaction that might exist for us. Capitalink does not express any opinion as to the underlying valuation or future performance of KBL or Summer or the price at which either KBL or Summer’s securities might trade at any time in the future.

In arriving at its opinion, Capitalink took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuations generally. In so doing, among other things, Capitalink:

•	Reviewed the Acquisition Agreement.

•

Reviewed publicly available financial information and other data with respect to KBL, including the Annual Report on Form 10-KSB for the year ended December 31, 2005 and the Quarterly Report on Form 10-QSB for the three and six month periods ended June 30, 2006.

•

Reviewed non-public information and other data with respect to Summer, including unaudited financial statements for the five years ended December 31, 2005, unaudited interim financial statements for the six months ended June 30, 2006, financial projections for the two years ending December 31, 2007, certain of management’s assumptions regarding sales growth and profitability for 2008, the Summer Confidential Executive Summary dated December 2005, and other internal financial information and management reports.

•	Reviewed and analyzed the acquisition’s pro forma impact on KBL’s securities outstanding and stockholder ownership.

•	Considered the historical financial results and present financial condition of both KBL and Summer.

•	Reviewed certain publicly available information concerning the trading of, and the trading market for KBL’s common stock.

•	Reviewed and analyzed the indicated value range of the acquisition consideration.

•	Reviewed and analyzed Summer’s projected unlevered free cash flows and prepared a discounted cash flow analysis.

more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Capitalink’s view of the value of Summer’s assets. The estimates contained in Capitalink’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Capitalink’s analyses and estimates are inherently subject to substantial uncertainty. Capitalink believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses performed by Capitalink in connection with the preparation of its opinion.

The summaries of the financial reviews and analyses include information presented in tabular format. In order to fully understand Capitalink’s financial reviews and analyses, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Capitalink.

The analyses performed were prepared solely as part of Capitalink’s analysis of the fairness, from a financial point of view, of the transaction consideration to KBL’s stockholders, and were provided to KBL’s board of directors in connection with the delivery of Capitalink’s opinion. The opinion of Capitalink was just one of the many factors taken into account by KBL’s board of directors in making its determination to approve the transaction, including those described elsewhere in this proxy statement.

Transaction consideration analysis

The transaction consideration consists of the initial consideration and the additional consideration. Capitalink calculated the initial consideration, based on a closing stock price of $5.35 as of August 23, 2006, to be approximately $41.0 million. Capitalink calculated the additional consideration to be $13.5 million, including approximately $1 million based on Summer achieving certain future EBITDA targets and approximately $12.5 million based on KBL’s stock price reaching a certain level. Capitalink’s assumption that only $1 million additional cash consideration will be paid is based on the projections provided to Capitalink and on which Capitalink based its valuation of Summer. These projections provide that Summer is not reasonably likely to achieve the necessary EBITDA levels that would trigger its right to receive the contingent cash payments based on EBITDA for the 2007 and 2008 fiscal years. Capitalink does assume that KBL’s stock price will exceed the required level ($8.50 per share) that would trigger the Summer stockholders’ right to receive 2.5 million additional shares of KBL stock in 2009. The future value of the 2.5 million shares was discounted back to present value using Summer’s cost of equity of 22%. Thus, the indicated value of the transaction consideration used in Capitalink’s analysis ranged from $41.0 million to $54.5 million.

For purposes of Capitalink’s analyses, “EBITDA” means earnings before interest, taxes, depreciation and amortization, as adjusted for add-backs for one-time charges.

Valuation overview

Capitalink generated an indicated valuation range for Summer based on a discounted cash flow analysis, a comparable company analysis and a comparable transaction analysis as more fully discussed below. Capitalink weighted the three approaches equally and arrived at an indicated equity value range of approximately $49.0 million to $64.0 million. Capitalink noted that Summer’s indicated equity value range is higher than the indicated value range of the transaction consideration.